SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Kookmin Credit Card Acquires More Stake In KM Credit Information

On April 2, 2002, Kookmin Credit Card, our 74.27%-owned subsidiary, made a decision to pay 413million Won for acquiring 720,000 common shares of KM Credit Information Co., Ltd. (the "Company"). This will bring Kookmin Credit Card 's total stake in the Company to 19.32%.

The Company is engaged in credit collection service, which collects written-off credits or loans that are overdue for certain period. Kookmin Credit Card has been using the Company for loan recovery services beginning October 1999.

The purpose of this transaction is to facilitate the proposed merger with Jooeun Credit Information Co., Ltd., which is a local credit collection company. The two companies are in the merger proceedings to empower credit collection capability. The Company shall be merged into Jooeun Credit Information, which shall be named Kookeun Credit Information Co., Ltd. as of April 30, 2002.

For the same purpose, on March 19, 2002, Kookmin Bank's management council has approved and ratified to pay 2.7 billion Won for acquiring 242,620 common shares of Jooeun Credit Information Co., Ltd., which is one of Kookmin Bank's subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: April 3, 2002

By: ______________________
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer